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                                                                    EXHIBIT 1.18


                  CONSENT OF INDEPENDENT CHARTERED ACCOUNTANTS




We consent to the use of our report dated February 16, 1998 in the Annual Report (Form 20-F) of AltaRex Corp., with respect to the financial statements of AltaRex Corp. as at December 31, 1997 and 1996 and for the years ended December 31, 1997 and 1996 and the one month period ended December 31, 1995, filed with the Securities and Exchange Commission.



Edmonton, Canada                                     /s/ Ernst & Young
May 20, 1998                                         ---------------------------
                                                     Chartered Accountants